UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-39481

PainReform Ltd.

(Translation of registrant’s name into English)

4 Bruria St. Tel Aviv, 6745442

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PainReform Ltd.

Explanatory Note

On February 23, 2021, an Extraordinary General Meeting of Shareholders of PainReform Ltd. (the “Company”) approved each of the six proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each of the proposals. The proposals were described in the Company’s Notice and Proxy Statement with respect to the Company’s Extraordinary General Meeting, dated January 19, 2021, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the U.S. Securities and Exchange Commission on January 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2021	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer

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